August 14, 2019

Troy Lowman
Chief Executive Officer
SNM Global Holdings
7950 NW 53rd Street, Suite 337
Miami, Florida 35166

       Re: SNM Global Holdings
           Offering Statement on Form 1-A
           Filed August 2, 2019
           File No. 024-11052

Dear Mr. Lowman :

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed August 2, 2019

General

1. We note your disclosure in Item 4 of Part I of the offering statement appears to indicate that no securities were sold in the prior 12 months pursuant to a qualified offering statement, however, we also note that you have not filed an exit report under Rule 257(a)
      for your previous offering statement, which suggests that it may still be ongoing. Given that pursuant to Rule 257(a), the Form 1-Z must be filed within 30 calendar days after the termination or completion of the offering, please clarify how you determined that no securities were sold in the prior 12 months pursuant to a qualified offering statement. We also note that you are seeking to qualify an additional $16.25 million in this offering. To the extent applicable, please reduce the amount that you are seeking to qualify in this offering by the aggregate amount sold in the prior 12 month period. Refer to Rule 251(a)
      of Regulation A and Instruction 1 to Form 1-A for guidance.
 Troy Lowman
FirstName LastNameTroy Lowman
SNM Global Holdings
Comapany NameSNM Global Holdings
August 14, 2019
August 14, 2019 Page 2
Page 2
FirstName LastName
Plan of Distribution, page 37

2. You state on page 39 that your subscription agreement provides for exclusive forum in the federal courts of the state of Nevada for any claims arising from the Securities Act.

             Reconcile your disclosure with the subscription agreement filed as
Exhibit 4.1,
             which does not contain an exclusive forum provision.

             Disclose whether your forum selection provision also applies to actions arising under the Exchange Act. In this regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the
             Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities
             Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

             Please revise your offering statement to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder.

             If your exclusive forum provision does not apply to actions arising under the
             Securities Act or Exchange Act, please ensure that the exclusive forum provision in the applicable governing documents states this clearly.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Folake Ayoola at (202) 551-3673 or Erin E. Martin at
(202) 551-3391 with
any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
 Troy Lowman
SNM Global Holdings
August 14, 2019
FirstName LastNameTroy Lowman
Page 3
Comapany NameSNM Global Holdings
                                   Office of Real Estate and
August 14, 2019 Page 3             Commodities
FirstName LastName